UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	February	2016
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Fatality at Bokoni Mine’s Brakfontein Shaft, dated February 10, 2016.

Document 1

Media release

FATALITY AT BOKONI MINE’S BRAKFONTEIN SHAFT

February 10, 2016 – Atlatsa Resources Corporation (“Atlatsa”) (TSX: ATL; JSE: ATL) deeply regrets to report the death of Ms Ramadimetja Degrecia Phaladi at Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”). Ms Phaladi, who was employed as an artisan assistant at the Brakfontein shaft was sadly involved in a utility vehicle accident at the shaft. Her co-passenger, Ms Topase Suzan Bhembe remains in hospital and is in a critical but stable condition.

Bokoni Mine management and the Department of Mineral Resources are investigating the fatal incident. Whilst the investigation is ongoing, all operations related to the use of trackless equipment at the Brakfontein shaft have been suspended. Other operations at Bokoni Mine remain unaffected.

The Atlatsa board of directors and management extend their condolences to Ms Phaladi’s family and friends.

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information:
On behalf of Atlatsa Resources	Russell and Associates	One Capital Sponsor Services Proprietary Limited
Prudence Lebina, Head: Investor Relations	Pam McLeod	Kathy Saunders / Taryn Carter
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 550 5010
Email: prudencel@atlatsa.com	Mobile: +27 82 872 6387	Email: kathy@onecapital.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	February 10, 2016	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer